Capital Alliance Income Trust
                           100 Pine Street, Suite 2450
                             San Francisco, CA 94111

Mr. William Demarest
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
--------------

        RE: Capital Alliance Income Trust, LTD., A Real Estate Investment Trust Form 10-KSB for the fiscal year ended December 31, 2004 - Filed April 15, 2005
             Form 10-KSB/A for the fiscal year ended December 31, 2004 - Filed April 20, 2005
             Form 10-QSB for the quarterly period ended March 31, 2005 and June 30, 2005
             File No. 1-12941

Dear Mr. Demarest:

This response, to the commission's review of the subject filing, is organized so that our response follows each comment (1 through 3) of the review letter dated August 16, 2006. Only responses are included in this correspondence.

Item 1: Description of Business
-------------------------------
Mortgage Lending Business (page 5)
----------------------------------
Response 1:
     Capital Alliance Income Trust's portfolio loans are almost exclusively interest only (non-amortizing). Our response meant to emphasize that Capital Alliance Income Trust's portfolio loans do not offer negative amortization (ie. loans that increase the borrower's outstanding loan balance with the passage of time).

Response 2:
     Future filings will provide expanded portfolio information on Capital Alliance Income Trust's various loan balance catagories.

Note 2. Summary of Significant Accounting Policies, Page F-6
------------------------------------------------------------
Response 3:
     Noted. This information will be discussed within the mortgage loan portfolio section and the term "servicing portfolio" will be eliminated.

Capital Alliance Income Trust acknowledges:
     o The company is responsible for the adequacy and accuracy of the disclosure in its filings;
     o The Securities and Exchange Commission's staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
     o The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

If you have any follow up questions that can be addressed over the phone or by email, please don't hesitate to contact me at 415-288-9575 or
rwrensen@calliance.com .
------------------

Sincerely,

/s/Richard J Wrensen
--------------------
Richard J Wrensen,
Executive Vice President and Chief Financial Officer
Capital Alliance Income Trust